EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Six months ended June 30,	2008	2007

	(dollars are in millions)

(Loss) income from continuing operations	$(1,175)	$795
Income tax expense	(593)	411

Income from continuing operations before income tax expense	(1,768)	1,206

Fixed charges:
Interest expense	3,450	3,977
Interest portion of rentals(1)	22	29

Total fixed charges	3,472	4,006

Total earnings from continuing operations as defined	$1,704	$5,212

Ratio of earnings to fixed charges	.49	1.30
Preferred stock dividends(2)	29	29
Ratio of earnings to combined fixed charges and preferred stock dividends	.49	1.29

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.